

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2013

Via E-mail
Daniel C. Campbell
Chief Financial Officer and
Senior Vice President
American Midstream Partners, LP
1614 15th Street, Suite 300
Denver, CO 80202

> **Re: American Midstream Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Form 10-Q for Period Ended June 30, 2013**
> **Filed August 14, 2013**
> **File No. 1-35257**

Dear Mr. Campbell:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Cover

1. Please state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter. Refer to the example Form 10-K included with the General Instructions.

Item 6. Selected Historical Financial and Operating Data, page 50

2. Please expand your table to include cash distributions declared per unit. Refer to Item 301 of Regulation S-K. This comment also applies to your Form 8-K dated October 1, 2013.

3. We note your presentation of distributable cash flow per weighted average unit outstanding. Please explain how your presentation complies with Item 10(e) of Regulation S-K. Refer to Division of Corporation Finance's Compliance and Disclosure Interpretations, *Non-GAAP Financial Measures,* Question 102.05 for additional guidance. If this measure is a contractually determined per unit amount of cash flow distributable under the terms of your partnership agreement as contemplated by ASC 230-10-45-3, please revise your disclosure to indicate that fact. This comment also applies to your Form 8-K dated October 1, 2013.

Item 7. Management's Discussion and analysis of Financial Condition and Results of Operations

Distributable Cash Flow, pages 56-58

4. You disclose the GAAP measure most directly comparable to distributable cash flow is net cash flows from operating activities.   As such, please tell us your consideration of providing the reconciliation of distributable cash flow to net cash flows from operating activities. Refer to Item 10(e)(i)(B) of Regulation S-K. This comment also applies to your Form 8-K dated October 1, 2013.

5. We note your estimate of annual maintenance capital expenditures of $3.8 million for the year ended December 31, 2012 and your disclosure of $6.5 million actual maintenance capital expenditures on page 72. Please tell us what your actual maintenance capital expenditures were for 2011 and 2010 and how you determine your estimates. In addition, please tell us what your actual integrity management costs were for the years presented. Finally, please explain why you believe normalized costs are more appropriate in calculating distributable cash flows versus actual costs and your consideration of including disclosure of the limitations associated with using normalized amounts in determining distributable cash flow. We may have further comment.

Item 9A. Controls and Procedures, page 80

6. You have not included the full definition of disclosure controls and procedures in your conclusion of the evaluation of effectiveness.   Please revise to include the full definition of disclosure controls and procedures or alternatively, you can simply state in your conclusion that disclosure controls and procedures are effective, if true. This comment also applies to your Forms 10-Q for the fiscal quarter ended June 30, 2013 and March 31, 2013.

Note 21. Subsidiary Guarantors, page F-37

7. Please tell us why you did not disclose condensed consolidating financial information for the same periods that your financial statements are provided or include a presentation for comprehensive income. Refer to Rule 3-10 of Regulation S-X. This comment also applies to your Form 8-K dated October 1, 2013.

Exhibit 23.1

8. Please tell us why you did not get consent to incorporate by reference Form S-3 file number 333-183818 that went effective November 30, 2012.

Form 10-Q for Period Ended June 30, 2013

Item 1. Notes to Unaudited Consolidated Financial Statements, page 10

Note 10. Partners' Capital and Convertible Preferred Units, page 19

9. Please tell us and disclose your accounting policy as it relates to the Series A Convertible Preferred Units and computing net income (loss) per unit. This comment also applies to your Form 8-K dated October 1, 2013.

Exhibit 31.1 and 31.2

10. The certifications of your Chief Executive Officer and Chief Financial Officer do not conform exactly to the certification in Item 601(b)(31) of Regulation S-K. Specifically, you are missing reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in paragraph 4. Please amend your filing to include the introductory language required by paragraphs 4 of Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Donna Di Silvio, Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ Jim Allegretto for

William H. Thompson
Accounting Branch Chief